FORM 51-102F3
Material Change Report
Item 1 Name and Address of Company
Western Forest Products Inc. (“Western” or the “Company”)
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9
Item 2 Date of Material Change
December 1, 2008 and December 10, 2008
Item 3 News Release
News releases were issued through Marketwire on December 1, 2008 and December 10, 2008.
Item 4 Summary of Material Change
On December 1, 2008, Western announced a rights offering (the “Offering”) whereby the Company will distribute rights (“Rights”) which will entitle existing shareholders to purchase additional common shares, subject to regulatory requirements.
On December 10, 2008, Western announced the terms of the Offering and a short-term financing arrangement with Tricap Management Limited on behalf of Tricap Partners Ltd. (collectively “Tricap”).
Item 5 Full Description of Material Change
On December 1, 2008, Western announced the Offering whereby the Company will distribute Rights which will entitle existing shareholders to purchase additional common shares, subject to regulatory requirements.
In connection with the Offering, the Company has entered into a Standby Purchase Agreement (“Standby Agreement”) with Tricap, the Company’s largest shareholder. Tricap has committed to purchase any common shares not otherwise subscribed for by rightholders under the Offering.
The Company expects to receive gross proceeds from the Offering of $50 million before deduction of expenses. The net proceeds from the Offering will be used to reduce indebtedness under the Company’s revolving line of credit, thereby providing additional liquidity. The amounts repaid under this facility will be available to be redrawn for general corporate purposes. The Offering is expected to close in early 2009.
The Offering will be made pursuant to a prospectus, and Rights will be issued to holders of record in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario together with certain U.S. States in which the Rights can be qualified for issuance by filing the U.S. Securities and Exchange Commission Form F-7. Further details of the distribution of the Rights will be contained in the final prospectus, which is expected to be filed today. This financing will substantially increase the number of common shares and non-voting shares outstanding.
The Rights will be transferable over the Toronto Stock Exchange (“TSX”) and will be exercisable for 21 days following the date of mailing of the final prospectus. Shareholders that fully exercise their Rights will be entitled to subscribe for additional common shares, if available, that were not subscribed for by other Rights holders.
Under the Standby Agreement, Tricap agreed to purchase the common shares not otherwise subscribed from and purchased under the Offering at the same price per common share as under the Offering. Tricap will not be paid a standby fee in consideration for its obligations under the Standby Agreement.
Tricap currently beneficially owns 49% of the outstanding common shares. If upon the exercise of Rights, Tricap would beneficially own, or exercise control or direction over, 50% or more of the common shares, Western may, at its option, permit the exercise of only that portion of the Rights owned by Tricap that would result in Tricap beneficially owning, or exercising control or direction over, not more than 49% of the common shares then outstanding (the “Exchange Limitation”). For that number of common             shares that would otherwise have been issued on an exercise of Rights but for the application of the Exchange Limitation, Western will deliver non-voting shares in lieu of an equivalent number of such common shares.
Under the terms of the Offering, Western will be issuing to registered holders of its outstanding common shares and non-voting shares of record as of the close of business (Toronto time) on December 22, 2008 one Right for each Share held. Each Right will allow the holder to subscribe for 1.28737 common shares at a price of $0.19 per Common Share on or before 4:00 p.m. (Toronto time) on January 20, 2009. Rights not exercised on or before 4:00 p.m. (Toronto time) on January 20, 2009 will be void and have no value.
On December 10, 2008, Western also announced that one of Western’s existing lenders has agreed, subject to conditions, to provide $15 million of interim additional financing pending the closing of the Offering, conditional on Brookfield Asset Management Inc. (“BAM”), an affiliate of Tricap, providing the lender with a letter of credit in the amount of $15 million. The lender may under certain circumstances draw upon the letter of credit to the extent that the Offering has not closed by February 9, 2009 and Western has not repaid the additional amounts drawn. BAM has agreed to put the letter of credit in place. Western will reimburse BAM in connection with the provision of the letter of credit for BAM’s costs plus an incremental return. Western believes that this arrangement will address any short term financing requirements in the period prior to the expected January 2009 closing of the Offering, on more economical terms than may otherwise be available. At the closing of the Offering, the additional borrowings, if any, will be repaid from the Offering proceeds and the letter of credit will be withdrawn.

Western and Tricap have agreed that if the Offering does not close and the letter of credit is drawn or payments are made in respect of the letter of credit, the value of any such drawings or payments (the “Credit Support Value”) shall be applied, at Tricap or BAM’s option, to the issuance of a series of redeemable preferred shares with a liquidation preference equal to the Credit Support Value or, subject to regulatory approval, the issuance of additional common shares or non-voting shares to Tricap or BAM or any of their respective affiliates at the same price as would have been payable pursuant to the Offering.
This Offering is a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is not subject to the minority approval and valuation requirements since there is an interested party only because Tricap, as a related party of the Company, is providing a stand-by commitment for the Offering, and the standby commitment complies with National Instrument 45-101- Rights Offerings (Section 5.1(k)(ii) of MI 61-101). However, the arrangement with BAM and Tricap relating to the letter of credit and the potential issuance of shares to Tricap, in the event the Offering does not close, are related party transactions within the meaning of MI 61-101. The transactions are exempt from the minority approval and valuation requirements of MI 61-101, as the fair market value of Western’s potential obligations to BAM and Tricap under the arrangement, and the consideration payable to BAM, is less than 25% of Western’s market capitalization at November 30, 2008. The arrangement has been approved by a special committee consisting of the directors of Western who are independent of Tricap and BAM. The arrangement has been agreed to and disclosed less than 21 days in advance of its effective date in order to better assure Western’s short term liquidity requirements, as noted above.
Additional information is included in the attached press releases.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.
Item 8 Executive Officer
For further information please contact Murray Johnston, Vice President & CFO, at (250) 715-2209.
Item 9 Date of Report
December 10, 2008.